Formus Communications, Inc.
                          720 South Colorado Boulevard
                                 Suite 600 North
                             Denver, Colorado 80246



November 30, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

Re:      Formus Communications, Inc.
         Registration Statement on Form S-1
         (File No. 333-36424)

Ladies and Gentlemen:

On behalf of Formus Communications, Inc. (the "Company"), I hereby withdraw the above-captioned Registration Statement (the "Registration Statement") pursuant to Rules 477 and 478(c) under the Securities Act of 1933, as amended (the "Act"), and respectfully request the Commission consent to such withdrawal.

The Company is seeking this withdrawal because of current market conditions.

Sincerely,

/s/ John F. Knoeckel

John F. Knoeckel
Senior Vice President